Exhibit 99.1

VIA optronics AG Announces Annual General Meeting, Supervisory Board Nominations and Additional Financial Expectations

Nuremberg, Germany: November 22, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced that the Company’s 2021 annual general meeting (the “AGM”) is planned to take place on December 29, 2021. As a result of the ongoing COVID-19 pandemic, VIA will hold its AGM virtually to ensure the health and safety of all parties. All information for shareholders will be published on the investor relations section of VIA’s website at https://investors.via-optronics.com/investors.

VIA also announced that two of the Company’s supervisory board (the “Supervisory Board”) members, Jerome Tan and Diosdado Banatao will resign effective as of the date of the AGM. The Supervisory Board has conducted a criteria-based search and recruitment process to find candidates with skills and experience that complement existing Supervisory Board members and further support the Company’s strategy. The Company plans to nominate Arthur Tan from the Philippines and Shuji Aruga from Japan as Supervisory Board members.

Mr. Jürgen Eichner, VIA’s Chief Executive Officer said, “We are pleased to propose the nomination of Arthur and Shuji, who we are confident will further strengthen our Supervisory Board.” Dr. Heiko Frank, Chairman of VIA’s Supervisory Board added, “Arthur and Shuji bring significant business experience and strong track records in the technology sector. This is a pivotal time for the Company, as we embark on the next stage of the implementation of our growth strategy. Arthur and Shuji’s deep international and highly relevant industry experience combined with strong leadership qualities will complement our current Supervisory Board nicely. We also extend our thanks to departing members Jerome and Diosdado for their many contributions over the years.”

Arthur R. Tan has served as the Vice Chairman of the Board of Integrated Micro-Electronics, Inc. since 2016 and concurrently as Chief Executive Officer and Group President since 2001. He is also the Chairman of the Board and Chief Executive Officer of PSi Technologies Inc. and Merlin Solar Technologies, Inc.; President and Chief Executive Officer of Speedy-Tech Electronics Ltd.; Chairman of the Board of Surface Technology International (STI), Ltd., Chairman of the Advisory Board of MT Technologies GmbH; Chairman and Chief Executive Officer of AC Motors and Senior Managing Director of the Ayala Corporation. He is also an Independent Board Member of Lyceum of the Philippines University, FEU Institute of Technology and SSI Group. He graduated with B.S. in Electronic Communications Engineering degree from Mapua Institute of Technology and attended post graduate programs at the University of Idaho, Singapore Institute of Management, IMD and Harvard Business School.

Mr. Shuji Aruga is senior advisor of Deloitte Tohmatsu Financial Advisory LLC  and an independent member of the Board of Directors of  Matsumoto Yamaga FC. Previously, he served in numerous senior positions at Japan Display Inc. (“JDI”), which is the Japanese display technology joint venture formed by the merger of liquid crystal display businesses of Sony, Toshiba, and Hitachi. These positions included Chief Business Officer, Board Member, President and Chief Operating Officer, and Senior Advisor. Prior to joining JDI, Mr. Aruga served as the Division Senior General Manager of Sony Co. VP and Mobile Display Business Division, was the President and Chief Executive Officer of Epson Imaging Device Co., Chief Operating Officer and Board Member at Liquid Crystal Display, a department of Seiko Epson Co. He graduated with a Master’s degree in 1983 from the Tokyo University of Agriculture and Technology in Tokyo, Japan.

In accordance with German corporate reporting requirements, the Company today made a formal German statutory filing, which includes the Company’s annual financial statements, as published in the Company’s Form 20-F filed on April 29, 2021, and a required management statement on the Company’s expectations for the full year 2021. Accordingly, VIA today announced that it expects its EBITDA for the full year 2021 to be in the range of €(2) to €(4) million, due largely to the impact of continuing investments made to prepare for future growth, including, among other things, strengthening the R&D and corporate functions, and the impact of global component shortages and shipping and supply chain related challenges. VIA believes that overall gross margin in 2021 will remain broadly similar to that of 2020. These projections reflect VIA’s expectations regarding revenue development in the fourth quarter as announced in the Company’s earnings press release on November 17, 2021. While VIA is working to mitigate the impact of global component shortages as well as constrained global shipping and supply chain related challenges, which influence demand for VIA’s products, the Company’s projections will depend significantly on these external factors.

“We plan to continue executing on our strategy with a goal of moving towards our €500 million annual revenue target within five years under the assumption that current market constraints will be resolved,” said Jürgen Eichner, VIA´s Chief Executive Officer.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. You can access a PDF version of the Annual Report at VIA’s Investor Relations website, https://investors.via-optronics.com/investors/financial-and-filings/annual-reports/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management’s compensation.

The non-IFRS measures used by our management and supervisory boards include:

EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness.

Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

EBITDA should not be considered an alternative to income/(loss) after taxes from continuing operations or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

●	EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
●	EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
●	EBITDA does not reflect income tax payments that reduce cash available to us;
●	Other companies, including companies in our industry, may calculate EBITDA differently, which reduces its usefulness as a comparative measure.

EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS.

VIA cannot provide a reconciliation of the EBITDA projection above to the corresponding IFRS metric without unreasonable effort, as VIA is unable to provide the reconciling information. These items are not within VIA’s control, may vary greatly between periods and could significantly impact future financial results.

Investor Relations for VIA optronics:

The Blueshirt Group

Monica Gould

Monica@blueshirtgroup.com

+1-212-871-3927

Lindsay Savarese

Lindsay@blueshirtgroup.com

+1-212-331-8417

Media Contact:

Alexandra Müller-Plötz

AMueller-Ploetz@via-optronics.com

+49-911-597 575-302